GENERAL SHAREHOLDERS' MEETING OF ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. hereby summons all Shareholders to the ordinary Assembly of the General Shareholders' Meeting to be held on Friday, March 22, 2024, starting at 2:00 p.m., at the Centro Internacional de Negocios y Exposiciones (Corferias), located on Carrera 37 No. 24 - 67 in Bogota, D.C.

The agenda for the meeting will be the following:

1. Safety guidelines
2. Quorum verification
3. Opening of the General Shareholders' Meeting by the Chief Executive Officer of Ecopetrol S.A.
4. Approval of the Agenda
5. Appointment of the Chairperson presiding over the General Shareholders' Meeting
6. Appointment of the commission responsible for scrutiny and counting of the votes
7. Appointment of the commission responsible for the revision and approval of the minutes of the meeting
8. Presentation and consideration of the Board of Directors' report on its performance, development, and compliance with the Corporate Governance Code
9. Presentation and consideration of the 2023 Integrated Management Report
10. Presentation and consideration of the individual and consolidated audited financial statements as of December 31, 2023
11. Reading of the Independent Auditor's opinion
12. Approval of the Board of Directors' report on its performance, development, and compliance with the Corporate Governance Code
13. Approval of the 2023 Integrated Management Report
14. Approval of the individual and consolidated audited financial statements as of December 31, 2023
15. Presentation and approval of the profit distribution project
16. Election of Board Members for the remainder of the 2021 - 2025 period
17. Presentation and approval of amendments to the Bylaws
18. Interventions and miscellaneous

The Meeting will be broadcast live via streaming on Ecopetrol's website.

The voting process will be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile devices. If any Shareholder does not have access to a device with the technical requirements required, the company has provided an alternate mechanism for Shareholders to exercise their right to vote.

Shareholders may exercise the right to inspect the Company's books and other documents referred to in Articles 446 and 447 of the Commercial Code as of March 1, 2024. To access information not found on the web page www.ecopetrol.com.co/asamblea-2024, shareholders or their proxies must request an in-person appointment to the email derechodeinspeccion2024@ecopetrol.com.co including therein the information demonstrating their status as shareholder or as a proxy. To facilitate the exercise of said right of inspection, it is suggested this email include the information requested for inspection to ensure the corresponding area specialists present.

Shareholders who cannot attend the Meeting may be represented by power-of-attorney duly granted in writing to a trusted legal representative, who must meet the requirements established in Article 184 of the Commercial Code. The power of Attorney templates in both Spanish and English can be downloaded from the website at www.ecopetrol.com.co/asamblea-2024.

For the legal representation of the shareholders, compliance will be given to the provisions of the Basic Legal Circular 029 of 2014 regarding the illegal, unauthorized and unsafe practices of securities issuers.

Except in cases of legal representation via proxy, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the company, nor substitute the powers conferred thereon. Additionally, they may not vote on the Company's financial statements.

RICARDO ROA BARRAGÁN
Chief Executive Officer

RECOMMENDATIONS

- If an individual is acting as a proxy representative, the corresponding proxy form must be submitted in its physical form at registration along with any additional documentation required. Certificates of incorporation and legal representation of the companies must have an issuance date not exceeding one month.
- To avoid overcrowding, guarantee the adequate participation of all shareholders, the doors of Corferias and registration points will open as of 12:00 p.m.
- To expedite the registration process and ensure appropriate participation at the Meeting, in the case of individuals representing as proxy multiple shareholders, it is suggested a proxy representative is only responsible for at most 50 proxy forms.
- Only one helper per shareholder requiring additional assistance will be allowed entry.
- Publicity material or any other type of material that might hamper the normal course of the meeting will not be allowed in the facility and their distribution is strictly prohibited.
- If you have symptoms related to COVID-19, please do not attend the Meeting and grant power of attorney or follow it live via streaming. People over 60 years or those with comorbidities that increase the risk of acute respiratory diseases, are recommended to wear masks in enclosed areas.

Additional information is available at:

Shareholder Services Office
Telephone Bogotá: +(57) 601307 70 75; rest of the country: +(57) 01 8000 113434
Email: accionistas@ecopetrol.com.co
www.ecopetrol.com.co

ecopetrol